FOR IMMEDIATE RELEASE	TSX: SLW
May 10, 2013	NYSE: SLW

SILVER WHEATON REPORTS A STRONG START TO 2013
WITH FIRST QUARTER REVENUES OF US$205.8 MILLION

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its unaudited results for the first quarter ended March 31, 2013. All figures are presented in United States dollars unless otherwise noted.

FIRST QUARTER HIGHLIGHTS

•	Attributable silver equivalent production of 8.0 million ounces (6.3 million ounces of silver and 32,200 ounces of gold) compared to 6.7 million ounces in Q1 2012, representing an increase of 20%.

•	Silver equivalent sales of 6.9 million ounces (6.0 million ounces of silver and 16,900 ounces of gold) compared to 6.1 million ounces in Q1 2012, representing an increase of 13%.

•	Revenues of $205.8 million compared to $199.6 million in Q1 2012, representing an increase of 3%.

•	Net earnings of $133.4 million ($0.38 per share) compared to $147.2 million ($0.42 per share) in Q1 2012, representing a decrease of 9%.

•	Operating cash flows of $165.6 million ($0.47 per share1) compared to $163.8 million ($0.46 per share1) in Q1 2012, representing an increase of 1%.

•	Cash operating margin1 for the three months ended March 31, 2013 of $25.33 per silver equivalent ounce compared to $28.51 in Q1 2012.

•	Average cash costs1 rose to $4.39 per silver equivalent ounce compared with $4.08 in Q1 2012.

•
Declared quarterly dividend of $0.12 per common share as the result of an amended dividend policy whereby the quarterly dividend will be equal to 20% of the average of the previous four quarters’ operating cash flow, with a gradual implementation.

•
On February 28, 2013, the Company announced that it had entered into definitive agreements to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its Brazilian Salobo mine, as well as 70% of the gold production, for a 20 year term, from certain of its Canadian Sudbury mines.

1 Please refer to non-IFRS measures at the end of this press release.

“Strong first quarter production of 8.0 million ounces represents a solid start to the year. We remain on track to meet our 2013 forecast of 33.5 million silver equivalent ounces, an increase of 13% over the previous year,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “This growth is largely due to our February acquisition of gold streams from Vale's Salobo mine in Brazil and its Sudbury mines in Canada, along with a full year’s production from our precious metals stream on Hudbay’s 777 mine, also located in Canada. The Vale acquisition adds another world-class partner to our portfolio, further endorses the competitiveness of our streaming model, and significantly increases Silver Wheaton’s organic production growth profile.”

“In March, we announced the milestone of reaching silver equivalent reserves of well over one billion ounces. Given the strength and depth of our current opportunity pipeline, we continue to focus on adding additional high-quality ounces to our portfolio in 2013. We believe that the foundation of any strong mining company is the quality of its mineral reserves and resources, and Silver Wheaton has one of the strongest and most active portfolios in the entire precious metals space."

“While the past few weeks have been characterized by volatility in the commodity markets, we continue to provide shareholders with the stability of low, predictable costs. With an average quarterly cash cost of just under $4.40 per silver equivalent ounce, Silver Wheaton once again generated significant cash flow and earnings. Today, we have amended our dividend policy in order to reduce the volatility associated with our quarterly distribution. While we will still pay out a sustainable 20% of operating cash flow, we are now using the average of the trailing four quarters’ operating cash flow, with our first reference quarter being the fourth quarter of 2012. This measure should dampen the volatility we have seen as a result of variable timing of concentrate shipments, along with commodity prices, resulting in a more stable dividend.”

Financial Review

Revenues

Revenue was $205.8 million in the first quarter of 2013, on silver equivalent sales of 6.9 million ounces (6.0 million ounces of silver and 16,900 ounces of gold). This represents a 3% increase from the $199.6 million of revenue generated in the first quarter of 2012, due primarily to a 13% increase in the number of silver equivalent ounces sold, partially offset by a lower realized sales price.

Costs and Expenses

Average cash costs in the first quarter of 2013 were $4.391 per silver equivalent ounce, compared with US$4.081 during the comparable period of 2012. Cash costs rose slightly year over year primarily due to increased gold sales associated with Hudbay Minerals Inc.’s (“Hudbay”) 777 mine. This resulted in cash operating margins1 of $25.33 per silver equivalent ounce, a reduction of 11% as compared to the first quarter of 2012. The decrease in the cash operating margin was largely due to a 9% decrease in the realized silver price in the first quarter of 2013 compared to the first quarter of 2012 as well as increased cash costs as noted above.

1 Please refer to non-IFRS measures at the end of this press release.

Earnings and Operating Cash Flows

Net earnings in the first quarter of 2013 were $133.4 million ($0.38 per share), compared with $147.2 million ($0.42 per share) for the same period in 2012, a decrease of 9%. Cash flow from operations in the first quarter of 2013 was $165.6 million ($0.47 per share1), compared with $163.8 million ($0.46 per share1) for the same period in 2012, an increase of 1%.

Balance Sheet

At March 31, 2013, the Company had approximately $75.5 million of cash on hand. On February 28, 2013, the Company entered into two new credit facilities, comprised of (i) a $1 billion revolving credit facility (“Revolving Facility”) having a 5 year term; and (ii) a $1.5 billion bridge financing facility (“Bridge Facility”) having a 1 year term, as more fully described in Note 10 to the financial statements. At March 31, 2013, the Company owed approximately $1.09 billion under its Bridge Facility in connection with the acquisition of the Salobo and Sudbury gold streams.

Subsequent to March 31, 2013, the Company reduced the available capacity under the Bridge Facility by $410 million and repaid $500 million of the Bridge Facility with proceeds obtained from drawing on the Revolving Facility. Following this repayment, the Company had $590 million drawn on the Bridge Facility and $500 million outstanding on the Revolving Facility. The combination of cash, combined with the credit available under the Revolving Facility, and ongoing operating cash flows, positions the Company well to fund all outstanding commitments as well as provide flexibility to acquire additional accretive precious metal stream interests.

Amended Dividend Policy

Silver Wheaton’s Board of Directors has amended the existing dividend policy in order to decrease the volatility in the dividend that is caused by the timing of silver and gold sales. Commencing immediately, the quarterly dividend per common share will be equal to 20% of the average cash generated by operating activities in the previous four quarters, divided by the Company’s outstanding common shares at the time the dividend is approved, all rounded to the nearest cent.

This new policy will be implemented gradually. As a transitionary measure, the second quarterly dividend being announced today has been calculated using the average cash generated by operating activities for the trailing two quarters (fourth quarter of 2012 and first quarter of 2013). The third quarterly dividend in 2013 will be calculated using the average cash generated by operating activities for the trailing three quarters (fourth quarter 2012, first quarter 2013 and second quarter 2013), after which future quarterly dividends will be calculated using the average cash generated by operating activities for the trailing four quarters.

As a result of the amended dividend policy, a $0.12 per common share quarterly dividend will be paid to holders of record of Silver Wheaton’s common shares on May 23, 2013, and distributed on or around May 31, 2013. Under the previous dividend policy, the payout would have been equal to 20% of the cash generated by operating activities in the first quarter of 2013, or $0.09 per common share.

The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes.

Operational Highlights

Attributable silver equivalent production was 8.0 million ounces (6.3 million ounces of silver and 32,200 ounces of gold) in the first quarter of 2013, representing an increase of 20% compared to the first quarter of 2012.

Operational highlights for the quarter ended March 31, 2013, are as follows:

  Pascua-Lama –

Subsequent to March 31, 2013, Barrick Gold Corporation (“Barrick”) suspended construction activities in Chile, including work on the primary crusher and the Chilean side of the tunnel that conveys ore from Chile to Argentina, due to the issuing of a temporary injunction by the Copiapó Court of Appeals, Chile. In September 2012, a constitutional rights protection action was filed in the Court of Appeals of Copiapó by representatives of indigenous communities and certain other individuals against Barrick’s Chilean subsidiary and the Environmental Evaluation Commission of the III Region of Atacama, Chile, the regulatory body with oversight authority over the Pascua-Lama project. The action alleges noncompliance with the environmental requirements of the project’s Chilean environmental approval. On April 9, 2013, the Copiapó Court of Appeals granted a request for a preliminary injunction to suspend construction activities on the Chilean side of the project pending a hearing. Barrick stated that activities determined to be necessary for environmental protection are expected to continue. Construction in Argentina, where the majority of Pascua-Lama’s critical infrastructure is located, including the process plant and tailings storage facility, has not been affected.

Barrick has stated that until they have clarity on the regulatory and legal aspects, they are unable to fully assess the impact on the capital budget, operating costs and schedule of the project. Barrick also stated that they are at an early stage of evaluating an alternative development plan that involves accelerating the development of another smaller pit in Argentina in order to provide a source of ore for initial production, and that this alternative could provide ore for approximately six months of production during commissioning and ramp up. Therefore, if resumption of construction activities in Chile is delayed beyond late 2013, or if such development alternative is determined not to be feasible, there could be a significant change to the mine plan and an impact on the capital cost and production schedule of the project. Barrick has stated that they will continue to evaluate all alternatives in light of the uncertainties associated with the legal and regulatory actions and the current environment.

Until the earlier of Barrick satisfying its Pascua-Lama completion test or December 31, 2015, Silver Wheaton will be entitled to all or a portion of the silver production from Barrick’s Veladero, Pierina and Lagunas Norte mines. Silver Wheaton’s forecast production is 1.7 million ounces from these mines combined in 2013; however, just in the first quarter of 2013, these three mines produced a combined 0.74 million ounces for the Company. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world, with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s silver production attributable to Pascua-Lama is expected to average 9 million ounces annually.

Peñasquito –

As stated in Goldcorp Inc.’s (“Goldcorp”) May 2, 2013 disclosure, ongoing studies to develop a long-term water strategy for the Peñasquito district are expected to be completed in the second quarter of 2013. The studies are evaluating both the development of new water sources as well as opportunities to reduce water consumption in the tailings facility. When complete, the studies are also expected to enable a decision on whether to proceed with a detailed feasibility study investigating the possibility of expanding and/or reconfiguring the existing tailings facility in order to enhance water usage efficiency over the life of the mine. A new water source has been identified, within Goldcorp’s current permitted basin, with the potential to supply sufficient fresh water to continue the plant ramp up to full design plant throughput. The well field is expected to be in production by end of the second quarter of 2014.

As at March 31, 2013, approximately 0.8 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.5 million payable silver ounces during the quarter.

Other –

According to Hudbay’s May 1, 2013 disclosure, construction at the Constancia project in Peru continued to progress in the first quarter and initial production remains on track for late 2014 with full production still on schedule for the second quarter of 2015. Development of the project is approximately 25% complete.  Progress on the tailings management facility has been negatively impacted by the unusually high rainfall in the first quarter. However, the dry season commenced in April and Hudbay believes the impact on project schedule is recoverable. Hudbay had incurred $480 million in costs of its $1.5 billion capital construction budget as of March 31, 2013. As per the agreement with Hudbay, Silver Wheaton will pay Hudbay total cash consideration of $294.9 million for the Constancia silver stream, of which $44.9 million was paid on the closing date of September 28, 2012, with two further payments of $125 million to be made once capital expenditures of $500 million and $1 billion have been incurred.

The Campo Morado mines had lower than expected production in the first quarter. According to Nyrstar SA’s (“Nyrstar”) April 24, 2013 disclosure, lower throughput at Campo Morado was due to a temporary suspension of mining operations during February and March, which was a result of an administrative issue resulting in the temporary cancellation of the site's explosives permit. Nyrstar has stated that operations at Campo Morado restarted in early April, and that there is a recovery plan in place to catch up on production during 2013.

Produced But Not Yet Delivered –

Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by 0.3 million ounces to approximately 4.1 million silver equivalent payable ounces at March 31, 2013. An increase in produced but not yet delivered ounces at Yauliyacu, 777, Salobo, and Sudbury was largely offset by decreases at Peñasquito and Campo Morado.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and unaudited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Webcast and Conference Call Details

A conference call will be held Monday, May 13, 2013, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	34709047
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	34709047
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest precious metals streaming company in the world. Based upon its current agreements, forecast 2013 attributable production is approximately 33.5 million silver equivalent ounces1, including 145 thousand ounces of gold. By 2017, annual attributable production is anticipated to increase significantly to approximately 53 million silver equivalent ounces1, including 180 thousand ounces of gold. This growth is driven by the Company’s portfolio of low-cost and long-life assets, including silver and precious metal streams on Barrick’s Pascua-Lama project, Hudbay’s Constancia project, and Vale’s Salobo and Sudbury mines.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.

1 Silver equivalent production forecast assumes a gold/silver ratio of 53.3:1

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Consolidated Statement of Earnings

	Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	2013	2012
Sales	$205,761	$199,638
Cost of sales
Cost of sales, excluding depletion	$30,410	$25,019
Depletion	24,341	17,206
Total cost of sales	$54,751	$42,225
Earnings from operations	$151,010	$157,413
Expenses and other income
General and administrative 1	$9,893	$7,564
Foreign exchange gain	(111)	(30)
Interest expense	680	-
Other expense (income)	2,845	(650)
	$13,307	$6,884
Earnings before income taxes	$137,703	$150,529
Income tax expense	(4,282)	(3,348)
Net earnings	$133,421	$147,181

Basic earnings per share	$0.38	$0.42
Diluted earnings per share	$0.37	$0.41
Weighted average number of shares outstanding
Basic	354,423	353,529
Diluted	356,382	355,943
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,470	$1,659

Consolidated Balance Sheets

	March 31	December 31
(US dollars in thousands - unaudited)	2013	2012
Assets
Current assets
Cash and cash equivalents	$75,535	$778,216
Accounts receivable	5,291	6,197
Other	6,267	966
Total current assets	$87,093	$785,379
Non-current assets
Silver and gold interests	$4,211,991	$2,281,234
Long-term investments	94,663	121,377
Other	6,506	1,347
Total non-current assets	$4,313,160	$2,403,958
Total assets	$4,400,253	$3,189,337
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$20,363	$20,898
Dividends payable	49,647	-
Current portion of bank debt	1,090,000	28,560
Current portion of performance share units	1,023	-
Total current liabilities	$1,161,033	$49,458
Non-current liabilities
Long-term portion of bank debt	$-	$21,500
Deferred income taxes	12,230	9,250
Performance share units	1,207	2,055
Total non-current liabilities	$13,437	$32,805
Total liabilities	$1,174,470	$82,263
Shareholders' equity
Issued capital	$1,816,975	$1,811,577
Reserves	27,826	(1,710)
Retained earnings	1,380,982	1,297,207
Total shareholders' equity	$3,225,783	$3,107,074
Total liabilities and shareholders' equity	$4,400,253	$3,189,337

Consolidated Statement of Cash Flows
	Three Months Ended March 31
(US dollars in thousands - unaudited)	2013	2012
Operating activities
Net earnings	$133,421	$147,181
Adjustments for
Depreciation and depletion	24,393	17,267
Interest expense	680	-
Amortization of credit facility origination fees	1,005	-
Equity settled stock based compensation	1,470	1,659
Performance share units	214	176
Deferred income tax expense	4,239	3,068
Loss (gain) on fair value adjustment of share purchase warrants held	1,330	(675)
Investment income recognized in net earnings	(231)	(319)
Other	(4)	(92)
Change in non-cash operating working capital	(1,110)	(4,756)
Cash generated from operations	$165,407	$163,509
Interest received	205	302
Cash generated from operating activities	$165,612	$163,811
Financing activities
Bank debt repaid	$(50,060)	$(7,140)
Bank debt drawn	1,090,000	-
Credit facility origination fees	(11,518)	-
Share purchase warrants exercised	2,975	10
Share purchase options exercised	1,042	924
Cash generated from (applied to) financing activities	$1,032,439	$(6,206)
Investing activities
Silver and gold interests	$(1,900,620)	$(180)
Interest paid - capitalized to silver interests	(138)	(215)
Dividend income received	57	17
Other	(19)	(20)
Cash applied to investing activities	$(1,900,720)	$(398)
Effect of exchange rate changes on cash and cash equivalents	$(12)	$81
(Decrease) increase in cash and cash equivalents	$(702,681)	$157,288
Cash and cash equivalents, beginning of period	778,216	840,201
Cash and cash equivalents, end of period	$75,535	$997,489

Summary of Ounces Produced and Sold

	2013	2012				2011
(in thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced ¹
San Dimas ²	1,743	1,694	1,288	1,231	1,692	1,578	1,251	1,150
Yauliyacu	624	616	640	606	550	583	608	674
Peñasquito	1,093	1,445	1,940	1,822	1,365	1,633	1,162	1,282
Barrick ³	741	771	627	468	667	723	794	741
Other ⁴	2,054	2,345	2,251	2,378	2,335	2,212	2,046	1,981
	6,255	6,871	6,746	6,505	6,609	6,729	5,861	5,828
Silver equivalent ounces of gold produced ⁵
Minto	217	373	337	189	107	202	257	261
777	919	1,059	612⁶	-	-	-	-	-
Sudbury	393	-	-	-	-	-	-	-
Salobo	262	-	-	-	-	-	-	-
Silver equivalent ounces produced ⁵	8,046	8,303	7,695	6,694	6,716	6,931	6,118	6,089
Silver ounces sold
San Dimas ²	1,850	1,629	1,178	1,295	1,701	1,488	1,232	1,149
Yauliyacu	149	1,097	184	1,155	497	655	11	471
Peñasquito	1,459	1,642	1,304	1,845	1,189	851	1,382	961
Barrick ³	753	826	528	470	656	755	747	726
Other ⁴	1,741	2,153	1,592	2,024	1,885	2,029	1,424	1,544
	5,952	7,347	4,786	6,789	5,928	5,778	4,796	4,851
Silver equivalent ounces of gold sold ⁵
Minto	414	268	357	139	198	196	316	227
777	511	1,516	-	-	-	-	-	-
Sudbury	6	-	-	-	-	-	-	-
Salobo	40	-	-	-	-	-	-	-
Silver equivalent ounces sold ⁵	6,923	9,131	5,143	6,928	6,126	5,974	5,112	5,078
Gold / silver ratio ⁵	57.3	54.1	51.7	58.7	51.2	51.9	50.4	40.1
Cumulative payable silver equivalent ounces produced but not yet delivered ⁷	4,051	3,824	5,195	3,212	4,166	4,127	3,805	3,537

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.  The Company has been informed by Glencore International AG that reported production related to the Yauliyacu mine may have been overstated by a total of approximately 200,000 ounces for all or some portion of the period between April 1, 2011 and June 30, 2012.  The required adjustments to production, if any, related to the Yauliyacu mine for these periods will be made once management completes a review of the timing and amount of any production variance.

2)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)	Comprised of the Los Filos, Zinkgruvan, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Keno Hill, Minto, 777, Aljustrel and Campo Morado silver interests.
5)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

6)	Represents production for the period August 8, 2012 to September 30, 2012.
7)	Based on management estimates.

Results of Operations (unaudited)

The Company currently has ten business segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito, Barrick and Other mines, the gold produced by the Minto, 777, Sudbury and Salobo mines and corporate operations.

Three Months Ended March 31, 2013
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,743	1,850	$53,903	$29.13	$4.13	$0.82	$44,753	$46,262	$161,427
Yauliyacu	624	149	4,759	31.94	4.08	5.75	3,295	4,151	214,439
Peñasquito	1,093	1,459	43,574	29.87	4.02	2.66	33,834	37,709	483,397
Barrick 5	741	753	23,625	31.37	3.90	2.54	18,776	24,592	596,621
Other 6	2,054	1,741	52,037	29.90	4.15	4.07	37,738	45,692	447,675
	6,255	5,952	$177,898	$29.89	$4.08	$2.56	$138,396	$158,406	$1,903,559
Gold
Minto	3,502	6,698	$11,159	$1,666	$304	$171	$7,979	$8,734	$29,443
777	16,951	9,414	15,372	1,633	400	802	4,060	7,634	325,191
Sudbury	7,097	111	179	1,609	400	823	44	134	1,330,022
Salobo	4,677	720	1,153	1,602	400	463	531	865	623,776
	32,227	16,943	$27,863	$1,645	$362	$538	$12,614	$17,367	$2,308,432
Silver equivalent 7	8,046	6,923	$205,761	$29.72	$4.39	$3.52	$151,010	$175,773	$4,211,991
Corporate
General and administrative							$(9,893)
Other							(7,696)
Total corporate							$(17,589)	$(10,161)	$188,262
8,046		6,923	$205,761	$29.72	$4.39	$3.52	$133,421	$165,612	$4,400,253

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
Refer to discussion on non-IFRS measure (ii) on page 20 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777 and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata and Constancia silver interests.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Three Months Ended March 31, 2012
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,692	1,701	$55,566	$32.66	$4.09	$0.79	$47,267	$48,606	$166,188
Yauliyacu	550	497	15,586	31.36	4.02	5.02	11,094	13,588	227,518
Peñasquito	1,365	1,189	38,760	32.61	3.99	2.96	30,500	34,018	501,455
Barrick 5	667	656	21,503	32.80	3.90	4.34	16,100	18,946	600,651
Other 6	2,335	1,885	61,747	32.75	4.03	3.37	47,804	50,685	328,299
	6,609	5,928	$193,162	$32.58	$4.02	$2.79	$152,765	$165,843	$1,824,111
Gold
Minto	2,088	3,860	6,476	1,678	303	171	4,648	5,149	33,001
Silver equivalent 7	6,716	6,126	$199,638	$32.59	$4.08	$2.81	$157,413	$170,992	$1,857,112
Corporate
General and administrative							$(7,564)
Other							(2,668)
Total corporate							$(10,232)	$(7,181)	$1,148,727
6,716		6,126	$199,638	$32.59	$4.08	$2.81	$147,181	$163,811	$3,005,839

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available.  Certain production figures may be updated in future periods as additional information is received.

3)
Refer to discussion on non-IFRS measure (ii) on page 20 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto and Aljustrel silver interests in addition to the non-operating Rosemont silver and gold interest and Loma de La Plata silver interest.

7)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) operating cash flow per share (basic and diluted); (ii) average cash costs of silver and gold on a per ounce basis; and (iii) cash operating margin.

i.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

ii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

iii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to pages 19 to 21 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Patrick Drouin
Vice President, Investor Relations
Silver Wheaton Corp.
Tel:     1-800-380-8687
Email:        info@silverwheaton.com
Website:   www.silverwheaton.com